UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

001-36616

CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Nxt-ID, Inc.

Full Name of Registrant

Former Name if Applicable

288 Christian Street, Hangar C 2nd Floor

Address of Principal Executive Office (Street and Number)

Oxford, CT 06478

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Nxt-ID, Inc. (the “Company”) is unable to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) by March 31, 2021 due to a delay in the completion of the Company’s financial statements as a result of the timing of a forensic investigation initiated by the Company following its discovery during the course of its year-end audit procedures, that a Company employee converted checks from customers due to the Company without authorization. The Company believes, based upon its preliminary review that the theft was limited to two checks, but its review and that of its independent professional has not been completed. The Company’s Audit Committee has engaged a professional to conduct a forensic review in order to confirm and quantify the scope and amount of the conversion, which review is still being undertaken. As a result of the Company’s engagement of a forensic accounting expert to conduct such an investigation, the Company has determined that additional time is required to finalize the preparation of its Form 10-K financial statements and disclosures.

The Company’s management, Audit Committee, independent registered public accounting firm and forensic experts are working diligently to complete such investigation and to complete the preparation of the Form 10-K. The Company currently anticipates that it will file the Form 10-K within the “grace” period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (the “Form 12b-25”) contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the timing and outcome of the investigation discussed herein, any discovery of additional information relevant to such investigation, the conclusions of the Company’s management, Audit Committee, forensic experts and the Company’s independent registered public accounting firm concerning matters relating to such investigation, whether such investigation will require additional changes or corrections to reported financial information (which changes or corrections may be material), unanticipated material issues that could delay the completion of such investigation, any delay in the filing of the Form 10-K, any failure to comply with the Nasdaq Capital Market’s periodic filing and other requirements for continued listing, adverse effects on the Company’s business and operations as a result of such investigation, the initiation of any legal proceedings related to such investigation, the completion of the audit of the Company’s financial statements for the fiscal year ended December 31, 2020 and the volatility of the Company’s stock price, as well as other future activities of the Company, or other future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in this Form 12b-25 and the Form 10-K, and in other documents that the Company files from time to time with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25, except as required by law.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vincent S. Miceli	203	266-2103
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nxt-ID, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2021	By	/s/ Vincent S. Miceli
		Name:	Vincent S. Miceli
		Title:	Chief Executive Officer

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